EXHIBIT 99.2

Hydrogenics Corporation

Second Quarter 2005 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and six months ended June 30, 2005 and updates our MD&A for fiscal 2004. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2004. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Hydrogenics”, “our”, “us” and “we” refers to Hydrogenics Corporation and its subsidiaries. This MD&A is dated August 4, 2005 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Acquisition of Stuart Energy Systems Corporation
On November 10, 2004, we announced that we entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation (“Stuart Energy”) at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy and it then became our wholly owned subsidiary. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,399 of our common shares at a value based on the average market prices of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
The acquisition of Stuart Energy represents a milestone in the execution of our strategic plan. We continue to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations. We now have greater revenue diversity, which should lead to more predictable results for our shareholders, notwithstanding the cycles of any one of our businesses. The combined company has an expanded roster of blue-chip partners and customers, as well as a global network of sales agents and global customer service capabilities. We believe that our ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. For example, we can offer bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.
A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration offers significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We expect annualized cost savings as a result of the acquisition to be in the order of $10.0 million, up from our expectation of annualized cost savings of $8.0 million, as reported in our MD&A for the three months ended March 31, 2005.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. These forward looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Readers are expected to review our

Second Quarter 2005 MD&A	Page 2

Hydrogenics Corporation

2004 Annual Report section entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Our net loss for the three months ended June 30, 2005 was $9.5 million, or ($0.10) per share, compared to a net loss of $8.5 million, or ($0.13) per share, for the same period in 2004. The higher net loss reflects a $2.0 million increase in selling, general and administrative costs and $0.3 million of integration costs related to the acquisition of Stuart Energy in the first quarter of 2005. These increased costs were offset by a $1.2 million decrease in research and product development costs.
Our net loss for the six months ended June 30, 2005 was $20.7 million, or ($0.23) per share, compared to a net loss of $15.9 million, or ($0.26) per share, for the same period in 2004. The higher net loss reflects a $5.0 million increase in selling, general and administrative costs and $1.0 million of integration costs related to the acquisition of Stuart Energy.
Our revenues for the three and six months ended June 30, 2005 were $6.3 million and $17.6 million, respectively, compared to $3.6 million and $7.7 million for the same respective periods in 2004. These increases in revenue are primarily attributed to revenues generated by Stuart Energy.
Cash used in operations and capital expenditures for the three months ended June 30, 2005 was $8.1 million compared to $8.6 million for the same period in 2004. This decrease is attributed to increased cash outflows from operations excluding working capital movements of $1.2 million offset by a decrease in working capital requirements of $0.7 million and a $1.1 million decrease in capital expenditures during the quarter.
Cash used in operations and capital expenditures for the six months ended June 30, 2005 were $17.7 million compared to $11.3 million for the same period in 2004. This decrease is attributed to increased cash outflows from operations excluding working capital movements of $4.5 million and additional working capital requirements of $3.7 million offset by a decrease of $1.8 million in capital expenditures.
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2004 annual consolidated financial statements. These policies did not change in the three and six months ended June 30, 2005 and such policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results many vary significantly from these estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the six months ended June 30, 2005 are unchanged from those disclosed in our 2004 Annual Financial Statements, except that they include the adoption of The Canadian Institute of Chartered Accountants (“CICA”) pronouncement contained in Section 3855 surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. Adoption of this accounting policy did not impact our financial position, results of operations or cash flows.

Second Quarter 2005 MD&A	Page 3

Hydrogenics Corporation

Results of Operations
Revenues for the three and six months ended June 30, 2005 were $6.3 million and $17.6 million, respectively. This represents an increase of $2.7 million or 76% over the three months ended June 30, 2004 and an increase of $9.9 million or 130% over the six-month period ended June 30, 2004. The increase in revenues for the six months ended June 30, 2005 primarily reflects an increase in revenue from Hydrogen Generation attributable to the acquisition of Stuart Energy and an increase in revenue from Test products, partially offset by a decrease in revenues from Power.
The following table provides a breakdown of our revenues for the reported periods:

		Three months ended		Six months ended
		June 30		June 30
	2005	2004	2005	2004

Hydrogen Generation	$1,879	$—	$10,514	$—
Power	1,084	1,431	2,055	2,971
Test	3,330	2,147	5,028	4,682

	$6,293	$3,578	$17,597	$7,653

Hydrogen Generation revenues for the three and six months ended June 30, 2005 were attributable to a combination of the acquisition of Stuart Energy completed in the first quarter of 2005 as well as 22% organic growth for the six month period ended June 30, 2005. As at June 30, 2005, we had $12.3 million of confirmed orders for Hydrogen Generation products and services, substantially all of which is anticipated to be delivered in 2005.
Power revenues for the three and six months ended June 30, 2005 decreased primarily as a result of the completion of an engineering services contract with General Motors in 2004, which generated $0.8 million and $1.5 million of revenues in the three and six months ended June 30, 2004 respectively. No revenues were generated from this contract during the three and six months ended June 30, 2005. Excluding the impact of the completion of the engineering services contract with General Motors in 2004, revenue from Power products increased $0.5 million or 72% during the three months ended June 30, 2005 and $0.6 million or 40% during the six months ended June 30, 2005. As at June 30, 2005, we had $1.5 million of confirmed orders for Power products and services, the majority of which is anticipated to be delivered in 2005.
Test revenues for the three months ended June 30, 2005 consisted of $0.5 million ($0.4 million in 2004) of Test services revenues and $2.8 million ($1.7 million in 2004) of product revenues. Test revenues for the six months ended June 30, 2005 consisted of $0.9 million ($0.7 million in 2004) of Test services revenues and $4.1 million ($4.0 million in 2004) of product revenues. While we have experienced an increase in Test product revenue for both the three and six month periods ended June 30, 2005, we believe that there continues to be a lower level of capital expenditures in the fuel cell industry. As at June 30, 2005, we had $5.3 million of confirmed orders for Test products, the majority of which is anticipated to be delivered in 2005.
Cost of revenues for the three months ended June 30, 2005 was $5.2 million, an increase of $2.7 million from the second quarter of 2004. Expressed as a percentage of sales, cost of revenues was 83% in 2005 compared to 71% for the same period in 2004. This percentage increase can be attributed primarily to a higher percentage of revenues emanating from Hydrogen Generation products, which have historically generated a higher cost of revenues.
For the six months ended June 30, 2005, cost of revenues was $15.5 million, an increase of $10.1 million from the six months ended June 30, 2004. Expressed as a percentage of sales, cost of revenue was 88% in 2005 compared to 70% for the same period in 2004. This percentage increase can be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy. Prior to reflecting the acquisition of Stuart Energy, our cost of revenues for the six months ended June 30, 2005 was 81% compared to 70% in the corresponding period of 2004. Our cost of revenues was also adversely impacted by a higher percentage of revenues attributable to Hydrogen Generation products, which have historically generated higher cost of revenue.

Second Quarter 2005 MD&A	Page 4

Hydrogenics Corporation

Selling, general and administrative expenses were $5.3 million in the three months ended June 30, 2005, an increase of $2.0 million or 60% from the second quarter of 2004. The expenses for 2005 reflect the acquisition of Stuart Energy. For the six months ended June 30, 2005, selling, general and administrative expenses were $11.5 million, an increase of $5.0 million or 76% as compared to the same period of 2004. As noted earlier, these expenses include the selling, general and administrative costs of Stuart Energy as well as $0.7 million of severance and other costs which occurred in the six months ended June 30, 2005.
Employee stock-based compensation expense was $0.6 million for the three months ended June 30, 2005, an increase of $0.2 million from the second quarter of 2004. For the six months ended June 30, 2005, employee stock-based compensation expense was $1.1 million, an increase of $0.4 million as compared with the same period of 2004. These increases are primarily the result of an increase in the number of options granted to a larger work force during the three and six months ended June 30, 2005.
Research and product development expenses, net for the three months ended June 30, 2005 were $1.7 million, a decrease of $1.2 million or 41% from the second quarter of 2004. For the six months ended June 30, 2005, net research and product development expenses were $5.0 million, a decrease of 4% as compared to the same period of 2004. These decreases are primarily the result of streamlining and harmonizing the Corporations’ research and product development efforts as well as lower overhead costs associated with research and product development.
Depreciation of property, plant and equipment was $0.4 million during the three months ended June 30, 2005, down from $0.6 million during the three months ended June 30, 2004. For the six months ended June 30, 2005, depreciation of property, plant and equipment was $0.7 million, down from $1.2 million during the six months ended June 30, 2004. We use the declining balance method for amortization of property, plant and equipment. As compared with 2004, the average age of our assets is older than in the previous year, resulting in decreased charges for deprecation in the three and six months ended June 30, 2005.
Amortization of intangible assets was $2.1 million during the three months ended June 30, 2005 and $4.2 million during the six months ended June 30, 2005, consistent with the comparable periods of 2004.
Integration costs were $0.3 million during the three months ended June 30, 2005 and $1.0 million for the six- month period ended June 30, 2005. These costs are attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy. There were no such costs incurred during 2004.
Provincial capital tax expenses were negligible during the three and six month periods ended June 30, 2005 and 2004.
Interest income, net was $0.5 million for the three months ended June 30, 2005 and $1.2 million for the six-month period then ended. This represents an increase of $0.3 million over the three months ended June 30, 2005 and an increase of $0.8 million over the six month period ended June 30, 2005. The increase over the period ended June 30, 2004 is primarily the result of acquiring Stuart Energy’s cash and cash equivalents and short-term investments in the first quarter of 2005 coupled with higher yields on the underlying investments. The increase over the six-month period ended June 30, 2005 is primarily the result of increased short-term investments on hand as a result of the equity offering in February 2004 and acquiring Stuart Energy’s cash and short-term investments in the first quarter of 2005 coupled with higher yields on the underlying investments.
Foreign currency losses for the three months ended June 30, 2005 were $0.7 million compared to $0.3 million in the same period of 2004. For the six months ended June 30, 2005, foreign currency losses decreased by $0.3 million from the corresponding period in 2004.
Income tax expense for the three and six months ended June 30, 2005 were less than $0.1 million. These amounts are consistent with the amounts incurred during the three and six months ended June 30, 2004.
Net loss for the three months ended June 30, 2005 was $9.5 million compared to $8.4 million for the three months ended June 30, 2004. The higher net loss reflects a $2.0 million increase in selling, general and administrative costs and $0.3 million of integration costs related to the acquisition of Stuart Energy. These increased costs have been offset by a $1.2 million decrease in net research and product developments costs.

Second Quarter 2005 MD&A	Page 5

Hydrogenics Corporation

Of the net loss for the three months ended June 30, 2005, $6.2 million is directly attributable to the Power and Generation segment, $0.6 million to the Test segment and the remainder of the $2.6 million was attributable to corporate activities. The Test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. While the Power and Generation segment also has commercial products, many are in the emerging stages resulting in net research and development expenditures of $1.2 million for the segment.
For the six months ended June 30, 2005, net loss was $20.7 million compared to $15.9 million for the same period in 2004. The higher net loss primarily reflects a $5.0 million increase in selling, general and administrative costs and $1.0 million of integration costs.
Of the net loss for the six months ended June 30, 2005, $13.7 million is directly attributable to the Power and Generation segment, $1.4 million to the Test segment and the remainder of the $5.6 million was attributable to corporate activities.
Net loss per share for the three and six months ended June 30, 2005 was $0.10 and $0.23, respectively, compared to $0.13 and $0.26 for the three and six months ended June 30, 2004. These decreases are predominantly the result of an increase in the weighted average number of shares outstanding for 2005. Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.
Weighted average number of shares outstanding during the three and six months ended June 30, 2005 was 91,675,121 and 90,766,791(three months ended June 30, 2004, 64,579,284; six months ended June 30, 2004 — 62,459,534). The number of common shares outstanding at June 30, 2005 was 91,675,670 (June 30, 2004 -64,609,093). The increase in the number of common shares outstanding was primarily attributable to the 26,999,399 shares issued on the acquisition of Stuart Energy.
Stock options outstanding at June 30, 2005 were 6,532,070 (June 30, 2004 — 3,977,879) of which 4,129,294 were exercisable (June 30, 2004 — 2,142,354). There were 2,470,436 share purchase warrants outstanding (June 30, 2004 — 2,470,436) of which 2,470,436 have been released from escrow (June 30, 2004 — 1,976,352).
Liquidity and Capital Resources
Cash and cash equivalents and short-term investments were $97.7 million as at June 30, 2005, an increase of $8.7 million from December 31, 2004. This increase is attributable to $27.6 million of cash and short-term investments acquired on the acquisition of Stuart Energy partially offset by net losses (excluding non cash items) of $14.4 million, non-cash working capital requirements of $3.0 million and investing outflows of $0.6 million excluding movements in short-term investments.
Cash and cash equivalents and short-term investments used in operating activities during the three and six months ended June 30, 2005 were $8.0 million and $17.3 million, respectively. Cash and cash equivalents and short-term investments used in operating activities during the three and six months ended June 30, 2004 of $7.5 million and $9.1 million, respectively. These increases are primarily related to increased losses from operations.
Cash and cash equivalents and short-term investments used in investing activities (excluding movements in short-term investments) during the three and six months ended June 30, 2005 were $0.1 million and $0.6 million, respectively. This compares to movements of cash and cash equivalents and short-term investments from investing activities during the three and six months ended of $1.1 and $2.1 million, respectively. These decreases are primarily the result of decreased capital expenditures as compared with 2004.
We anticipate using our funds to develop and commercialize products primarily for near term power and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future.

Second Quarter 2005 MD&A	Page 6

Hydrogenics Corporation

Credit facilities
We have $11.5 million in lines of credit available to us for operating purposes and for letters of credit. At this time, letters of credit aggregating $4.0 million are issued against these lines of credit. These letters of credit have various expiry dates extending through to November 2008. We are in compliance with our debt covenants.
Contingent off-balance sheet arrangements and contractual obligations
We have entered into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are eligible to receive up to $10.8 million (December 31, 2004 — $5.5 million) toward agreed upon research and development project costs. The utilized amount of the advances as at June 30, 2005 was $10.4 million (December 31, 2004 — $5.0 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in our MD&A contained in our 2004 Annual Report.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
of dollars, except per	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
share amounts	2005	2005	2004	2004	2004	2004	2003	2003

Revenues	$6,293	$11,304	$5,494	$3,509	$3,578	$4,075	$5,882	$5,528
Net Loss	(9,499)	(11,222)	(10,338)	(7,269)	(8,481)	(7,451)	(7,260)	(6,886)
Net Loss Per Share	(0.10)	(0.13)	(0.16)	(0.11)	(0.13)	(0.12)	(0.14)	(0.13)
Weighted Average Common Shares Outstanding	91,675	89,848	64,619	64,610	64,579	60,340	52,993	53,083

Second Quarter 2005 MD&A	Page 7